                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                      Glenborough Realty Trust Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37803P 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Frank E. Austin
                      400 South El Camino Real, Suite 1100
                               San Mateo, CA 94402
                                 (650) 343-9300


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 9, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  Page 1 of 12
                         Exhibit Index begins on Page 10

                                  SCHEDULE 13D

------------------------                                    --------------------
 CUSIP No.  37803P 10 5                                      Page 2 of 11 Pages
------------------------                                    --------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

              Robert Batinovich

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
          (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF
                             2,899,012
    SHARES       ---------------------------------------------------------------

 BENEFICIALLY
                   8    SHARED VOTING POWER
   OWNED BY
                             0
     EACH        ---------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
  REPORTING
                             2,899,012
    PERSON
                 ---------------------------------------------------------------
     WITH         10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,899,012
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.15%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

              IN
--------------------------------------------------------------------------------

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.


ITEM 1.  SECURITY AND ISSUER.

This Schedule relates to the common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), of Glenborough Realty Trust Incorporated, a Maryland corporation (the "Issuer" or "Glenborough"). The principal executive offices of the Issuer are located at 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person (as defined below) is based on 26,962,803 Shares outstanding, which is the total number of shares of Common Stock outstanding as of March, 15, 2002, as reflected in the Issuer's Form 10-K filed with the Securities and Exchange Commission ("Commission") on March 21, 2002. Unless otherwise indicated, the holdings reported herein are as of the close of business on May 8, 2002.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a) Name of person filing this Schedule:    Robert Batinovich ("Reporting Person").

        (b) Reporting Person's Address:             c/o Glenborough Realty Trust Incorporated
                                                    400 South El Camino Real, Suite 1100
                                                    San Mateo, California  94402-1708

        (c) Reporting Person's present occupation:  Chairman of the Board and Chief Executive
                                                    Officer of the Issuer.

                                                    c/o Glenborough Realty Trust Incorporated
                                                    400 South El Camino Real, Suite 1100
                                                    San Mateo, California  94402-1708

        (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

I.      Direct Holdings acquired by Reporting Person:

        a. 944,435 Shares were acquired by the Reporting Person on December 31, 1995. The consideration given in exchange for the Shares comprised general and limited partnership interests and stock of Glenborough Corporation (in which the Reporting Person was the majority shareholder), in connection with the merger of Glenborough Corporation with the Issuer, as more fully described in the Issuer's Registration statement on Form S-4, Registration No. 33-83506 (the "Form S-4"), filed with the Securities and Exchange Commission on October 26, 1995.

        b. 12,727 Shares, assuming the acquisition of Common Stock in exchange for operating partnership units issued by Glenborough Properties, L.P. (the "Operating Partnership"), were acquired by the Reporting Person on July 15, 1996. The operating units were issued to the Reporting Person, based on a value of $15.00 per unit, in exchange for a contribution of real property to the Operating Partnership.

        c. 56,439 Shares, assuming the acquisition of Common Stock in exchange for operating partnership units issued by the Operating Partnership, were acquired by the Reporting Person on December 12, 1997. The operating units were issued to the Reporting Person, based on a value of $27.869 per unit, in exchange for a contribution of real property to the Operating Partnership.

        d. 800,000 Shares, subject to stock options to purchase Shares, were acquired by the Reporting Person on October 23, 1998. The stock options were issued to the Reporting Person by the Issuer pursuant to the Issuer's Stock Incentive Plan. The exercise prices per share of the stock options are $21.625 as to 100,000 options, $27.03 as to 233,333 options, $32.44 as to 233,333 options and $37.84 as to 233,334 options.

        e. 15,000 Shares were acquired by the Reporting Person on December 14, 1999. The Reporting Person paid cash for the 15,000 Shares at the time of Purchase in the amount of $12.50 per share. The 15,000 Shares were acquired on the open market.

        f. 26,600 Shares were acquired by the Reporting Person on December 15, 1999. The Reporting Person paid cash for the 26,600 Shares at the time of Purchase in the amount of $12.40 per share. The 26,600 Shares were acquired on the open market.

        g. 9,400 Shares were acquired by the Reporting Person on December 16, 1999. The Reporting Person paid cash for the 9,400 Shares at the time of Purchase in the amount of $12.50 per share. The 9,400 Shares were acquired on the open market.

        h. 10,000 Shares were acquired by the Reporting Person on December 17, 1999. The Reporting Person paid cash for the 10,000 Shares at the time of Purchase in the amount of $12.50 per share. The 10,000 Shares were acquired on the open market.

        i. 15,000 Shares were acquired by the Reporting Person on December 20, 1999. The Reporting Person paid cash for the 15,000 Shares at the time of Purchase in the amount of $12.479 per share. The 15,000 Shares were acquired on the open market.

        j. 69,000 Shares were acquired by the Reporting Person on December 22, 1999. The Reporting Person paid cash for the 69,000 Shares at the time of Purchase in the amount of $12.25 per share. The 69,000 Shares were acquired on the open market.

        k. 5,200 Shares were acquired by the Reporting Person on May 22, 2000. The Reporting Person paid cash for the 5,200 Shares at the time of Purchase in the amount of $15.297 per share. The 5,200 Shares were acquired on the open market.

        l. 5,800 Shares were acquired by the Reporting Person on May 23, 2000. The Reporting Person paid cash for the 5,800 Shares at the time of Purchase in the amount of $15.50 per share. The 5,800 Shares were acquired on the open market.

        m. 16,100 Shares were acquired by the Reporting Person on September 28, 2002. The Reporting Person paid cash for the 16,100 Shares at the time of Purchase in the amount of $18.18 per share. The 16,100 Shares were acquired on the open market.

        n. 10,000 Shares were acquired by the Reporting Person on October 18, 2000. The Reporting Person paid cash for the 10,000 Shares at the time of Purchase in the amount of $16.479 per share. The 10,000 Shares were acquired on the open market.

        o. 17,900 Shares were acquired by the Reporting Person on October 26, 2000. The Reporting Person paid cash for the 17,900 Shares at the time of Purchase in the amount of $15.563 per share. The 17,900 Shares were acquired on the open market.

        p. 10,000 Shares were acquired by the Reporting Person on November 3, 2000. The Reporting Person paid cash for the 10,000 Shares at the time of Purchase in the amount of $14.949 per share. The 10,000 Shares were acquired on the open market.

        q. 10,000 Shares were acquired by the Reporting Person on November 6, 2000. The Reporting Person paid cash for the 10,000 Shares at the time of Purchase in the amount of $14.938 per share. The 10,000 Shares were acquired on the open market.

        r. 50,000 Shares, subject to stock options to purchase Shares, were acquired by the Reporting Person on December 26, 2000. The stock options were issued to the Reporting Person by the Issuer pursuant to the Issuer's Stock Incentive Plan. The exercise price per share of the stock options is $16.125 per share.

        s. 1,000 Shares were acquired by the Reporting Person on September 17, 2001. The Reporting Person paid cash for the 1,000 Shares at the time of Purchase in the amount of $19.52 per share. The 1,000 Shares were acquired on the open market.

        t. 75,000 Shares, subject to stock options to purchase Shares, were acquired by the Reporting Person on October 25, 2001. The stock options were issued to the Reporting Person by the Issuer pursuant to the Issuer's Stock Incentive Plan. The exercise price per share of the stock options is $17.43 per share.

        The acquisitions described in paragraphs e, f, g, h, i, j, k, l, m, n, o, p, q and s above totaling 221,000 Shares were acquired by the Reporting Person with personal funds.

II. Indirect Holdings acquired by Reporting Person in connection with the reporting Person's status as General and Limited Partner of Glenborough Partners, L.P. ("Glenborough Partners"). The

Reporting Person disclaims beneficial ownership of the Shares detailed below which are held by Glenborough Partners except as to his pro-rata interest therein:

        a. 542,333 Shares, assuming the acquisition of Common Stock in exchange for operating partnership units issued by the Operating Partnership, were acquired by Glenborough Partners on December 31, 1995. The consideration given by Glenborough Partners in exchange for the units was real property contributed to the Operating Partnership in connection with the merger of Glenborough Corporation with the Issuer, as more fully described in the Issuer's Registration statement on Form S-4, Registration No. 33-83506 (the "Form S-4"), filed with the Securities and Exchange Commission on October 26, 1995.

        b. 10,606 Shares, assuming the acquisition of Common Stock in exchange for operating partnership units issued by the Operating Partnership, were acquired by Glenborough Partners on July 15, 1996. The operating units were issued to Glenborough Partners, based on a value of $15 per unit, in exchange for a contribution of real property to the Operating Partnership.

        c. 1,067 Shares, assuming the acquisition of Common Stock in exchange for operating partnership units issued by the Operating Partnership, were acquired by Glenborough Partners on September 20, 1996. The operating units were issued to Glenborough Partners, based on a value of $15 per unit, in exchange for a contribution of real property, to the Operating Partnership.

        d. 3,000 Shares were acquired by Glenborough Partners on April 28, 1997. Glenborough Partners paid cash for the 3,000 Shares at the time of Purchase in the amount of $19.875 per share. The 3,000 Shares were acquired on the open market.

        e. 1,000 Shares were acquired by Glenborough Partners on April 29, 1997. Glenborough Partners paid cash for the 1,000 Shares at the time of Purchase in the amount of $19.875 per share. The 1,000 Shares were acquired on the open market.

        f. 2,000 Shares were acquired by Glenborough Partners on May 18, 1997. Glenborough Partners paid cash for the 2,000 Shares at the time of Purchase in the amount of $20.00 per share. The 2,000 Shares were acquired on the open market.

        g. 200 Shares were acquired by Glenborough Partners on May 12, 1997. Glenborough Partners paid cash for the 200 Shares at the time of Purchase in the amount of $20.75 per share. The 200 Shares were acquired on the open market.

        h. 3,800 Shares were acquired by Glenborough Partners on May 13, 1997. Glenborough Partners paid cash for the 3,800 Shares at the time of Purchase in the amount of $21.00 per share. The 3,800 Shares were acquired on the open market.

        i. 3,000 Shares were acquired by Glenborough Partners on May 14, 1997. Glenborough Partners paid cash for the 3,000 Shares at the time of Purchase in the amount of $21.00 per share. The 3,000 Shares were acquired on the open market.

        j. 7,900 Shares were acquired by Glenborough Partners on May 29, 1997. Glenborough Partners paid cash for the 7,900 Shares at the time of Purchase in the amount of $21.80 per share. The 7,900 Shares were acquired on the open market.

        k. 1,600 Shares were acquired by Glenborough Partners on May 30, 1997. Glenborough Partners paid cash for the 1,600 Shares at the time of Purchase in the amount of $21.66 per share. The 1,600 Shares were acquired on the open market.

        l. 20,000 Shares were acquired by Glenborough Partners on July 11, 1997. Glenborough Partners paid cash for the 20,000 Shares at the time of Purchase in the amount of $19.875 per share. The 20,000 Shares were acquired on the open market.

        m. 20,000 Shares were acquired by Glenborough Partners on July 12, 1997. Glenborough Partners paid cash for the 20,000 Shares at the time of Purchase in the amount of $22.50 per share. The 20,000 Shares were acquired on the open market.

        n. 1,000 Shares were acquired by Glenborough Partners on September 22, 1997. Glenborough Partners paid cash for the 1,000 Shares at the time of Purchase in the amount of $27.375 per share. The 1,000 Shares were acquired on the open market.

        o. 500 Shares were acquired by Glenborough Partners on September 23, 1997. Glenborough Partners paid cash for the 500 Shares at the time of Purchase in the amount of $27.00 per share. The 500 Shares were acquired on the open market.

        p. 3,500 Shares were acquired by Glenborough Partners on September 24, 1997. Glenborough Partners paid cash for the 3,500 Shares at the time of Purchase in the amount of $26.99 per share. The 3,500 Shares were acquired on the open market.

        q. 10,000 Shares were acquired by Glenborough Partners on October 22, 1997. Glenborough Partners paid cash for the 10,000 Shares at the time of Purchase in the amount of $25.50 per share. The 10,000 Shares were acquired on the open market.

        r. 3,000 Shares were acquired by Glenborough Partners on October 27, 1997. Glenborough Partners paid cash for the 3,000 Shares at the time of Purchase in the amount of $24.865 per share. The 3,000 Shares were acquired on the open market.

        s. 32,060 Shares, assuming the acquisition of Common Stock in exchange for operating partnership units issued by the Operating Partnership, were acquired by Glenborough Partners on December 12, 1997. The operating units were issued to Glenborough Partners, based on a value of $27.869 per unit, in exchange for a contribution of real property to the Operating Partnership.

        t. 10,000 Shares were acquired by Glenborough Partners on February 24, 1998. Glenborough Partners paid cash for the 10,000 Shares at the time of Purchase in the amount of $29.25 per share. The 10,000 Shares were acquired on the open market.

        u. 10,000 Shares were acquired by Glenborough Partners on March 9, 1998. Glenborough Partners paid cash for the 10,000 Shares at the time of Purchase in the amount of $26.25 per share. The 10,000 Shares were acquired on the open market.

        v. 10,000 Shares were acquired by Glenborough Partners on April 27, 1998. Glenborough Partners paid cash for the 10,000 Shares at the time of Purchase in the amount of $26.875 per share. The 10,000 Shares were acquired on the open market.

        w. 2,200 Shares were acquired by Glenborough Partners on July 27, 1998. Glenborough Partners paid cash for the 2,200 Shares at the time of Purchase in the amount of $24.75 per share. The 2,200 Shares were acquired on the open market.

        x. 7,800 Shares were acquired by Glenborough Partners on July 29, 1998. Glenborough Partners paid cash for the 7,800 Shares at the time of Purchase in the amount of $24.42 per share. The 7,800 Shares were acquired on the open market.

        y. 10,000 Shares were acquired by Glenborough Partners on August 5, 1998. Glenborough Partners paid cash for the 10,000 Shares at the time of Purchase in the amount of $23.571 per share. The 10,000 Shares were acquired on the open market.

        z. 7,615 Shares, subject to the conversion of 10,000 shares of preferred stock convertible into Common Stock, were acquired by Glenborough Partners on September 15, 1998. Glenborough Partners paid cash for the convertible preferred stock at the time of Purchase in the amount of $20.00 per share. The convertible preferred stock was acquired on the open market.

        aa. 7,615 Shares, subject to the conversion of 10,000 shares of preferred stock convertible into Common Stock, were acquired by Glenborough Partners on October 6, 1998. Glenborough Partners paid cash for the convertible preferred stock at the time of Purchase in the amount of $19.50 per share. The convertible preferred stock was acquired on the open market.

        bb. 7,615 Shares, subject to the conversion of 10,000 shares of preferred stock convertible into Common Stock, were acquired by Glenborough Partners on December 30, 1998. Glenborough Partners paid cash for the convertible preferred stock at the time of Purchase in the amount of $19.50 per share. The convertible preferred stock was acquired on the open market.

        The acquisitions described in paragraphs d., e., f., g., h., i., j., k., l., m., n., o., p., q., r., t., u., v., w., x. and y. above totaling 130,500
Shares were acquired by Glenborough Partners through the use of partnership funds designated specifically for investment purposes.


ITEM 4.  PURPOSE OF TRANSACTION.

I.      Direct Holdings:

        a. 944,435 Shares. The purpose of the transaction described in a. above was to consummate the terms of the merger of Glenborough Corporation (in which Reporting Person was the majority shareholder) with the Issuer, as more fully described in the Issuer's Form S-4.

        b. The acquisitions described in Item 3. Section I. paragraphs e., f., g., h., i., j., k., l., m., n., o., p., q. and s. above totaling 221,000 Shares were for investment purposes.

        c. The acquisitions of the operating partnership units described in Item
3. Section I. paragraphs b. and c. above totaling 69,166 Shares on an as converted basis were in exchange for contributions of real property on a tax-deferred basis.

        d. The acquisitions of the stock option grants described in Item 3.
Section I. paragraphs d., r. and t. above totaling 925,000 Shares on an as converted basis were issued directly to the Reporting Person by the Issuer pursuant to the Issuer's Stock Incentive Plan.


II. Indirect Holdings acquired by Reporting Person in connection with the reporting Person's status as General Partner of Glenborough Partners. The Reporting Person disclaims beneficial ownership of the Shares detailed below which are held by Glenborough Partners except as to his pro-rata interest therein:

        a. 542,333 Shares, assuming the acquisition of Common Stock in exchange for operating partnership units. The purpose of the transaction described in
Item 3. Section II. paragraph a. above was to consummate the terms of the merger of Glenborough Corporation with the Issuer, as more fully described in the Issuer's Form S-4.

        b. The acquisitions of the operating partnership units described in Item
3. Section II. paragraphs b., c. and s. above totaling 43,733 Shares on an as converted basis were in exchange for the contribution of real property on a tax-deferred basis.

        c. The acquisitions described in Item 3. Section II. paragraphs d., e., f., g., h., i., j., k., l., m., n., o., p., q., r., t., u., v., w., x. and y.
above totaling 130,500 Shares were for investment purposes.

        d. The acquisitions of the convertible preferred stock described in Item
3. Section II. paragraphs z., aa. and bb. above totaling 22,845 Shares on an as converted basis were for investment purposes.

        Depending on market conditions and other factors that the Reporting Person, acting for his own account(s) or as general partner of Glenborough Partners, may deem material to his investment decision, the Reporting Person may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he now controls or may hereinafter may acquire. Any such future decisions will be made by the Reporting Person in light of the then current financial condition and prospects of the Issuer, the market value of the Shares, the financial condition of the Reporting Person and other relevant factors. In addition, the Issuer may grant to the Reporting Person additional stock option grants to purchase Shares. Such a decision by the Issuer is not within the control of the Reporting Person.

        Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Of the 2,899,012 Shares, which represents 10.15% of the Issuer's outstanding Common Stock, beneficially owned by the Reporting Person
            (i) 1,165,435 Shares are held directly by the Reporting Person, (ii) 925,000 Shares are subject to stock options exercisable within 60 days of May 8, 2002, (iii) 69,166 Shares are subject to the exchange of operating partnership units exchangeable into Common Stock within 60 days of May 8, 2002, directly held by the Reporting Person, and (iv) 739,411 Shares (consisting of 130,500 Shares, 586,066 Shares subject to the exchange of operating partnership units exchangeable into Common Stock within 60 days of May 8, 2002 and 22,845 Shares subject to the conversion of 30,000 shares of Convertible Preferred Stock within 60 days of May 8, 2002) are held by Glenborough Partners, L.P., of which the Reporting Person is General Partner. The Reporting Person disclaims beneficial ownership of the 739,411 Shares held by Glenborough Partners, L.P. except as to his pro-rata interest therein. See attached Exhibit A for a presentation of the foregoing data in tabular format.

        (b) The Reporting Person has

                   sole power to vote:          2,899,012 shares of Common Stock
                   shared power to vote:        0 shares of Common Stock
                   sole power to dispose of:    2,899,012 shares of Common Stock
                   shared power to dispose of:  0 shares of Common Stock

        (c) On March 21, 2002, the Reporting Person exercised a stock option and immediately sold the underlying 150,000 Shares subject to such stock option granted to him by the Issuer. The 150,000 Shares were sold on the open market at a price of $21.786 per Share. The stock option exercised was granted to the Reporting Person on November 4, 1999 at an exercise price of $12.00 per share. This stock option is not listed in Item 3 as the Shares are no longer beneficially owned by the Reporting Person.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Tabular Presentation of Direct and Indirect Holdings

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



                                        /s/ Robert Batinovich
                                        ---------------------------------------
                                        Robert Batinovich

                                    EXHIBIT A

          SUMMARY OF DIRECT AND INDIRECT HOLDINGS OF ROBERT BATINOVICH



                                                  INDIRECT HOLDINGS (ITEM 3.II.)
                                               SHARES HELD BY GLENBOROUGH PARTNERS
                                              -------------------------------------
                                               REPORTING
                                 DIRECT        PERSON'S
                                HOLDINGS       PRO RATA                                   GRAND
                               (ITEM 3.I.)     INTEREST       OTHER         TOTAL         TOTAL
                               -----------    ---------     ---------     ---------     ---------
Common Stock                    1,165,435        29,313       101,187       130,500     1,295,935

Convertible Preferred Stock
    (not included in Total)            --         6,739        23,261        30,000        30,000

Common Stock Equivalent of
    Convertible Preferred Stock        --         5,131        17,714        22,845        22,845

Operating Partnership Units        69,166       131,642       454,424       586,066       655,232

Stock Options                     925,000            --            --            --       925,000
                                ---------     ---------     ---------     ---------     ---------
            Total               2,159,601       166,086       573,325       739,411     2,899,012